# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRISALUS LIFE SCIENCES, INC., CIK 0001826667
CUSIP: 89680M101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6272 W 91st Avenue, Westminster, Colorado (CO), 80031
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001193125-23-216997
Filed by CIK 0001988262
Persons authorized to receive notices and communications: Paul Frankenius, Frankenius Equity AB, Box 984, Boras, Sweden (V7), 501 10, 46 705 27 13 50

## Reporting persons
- Frankenius Equity AB (CIK 0001988262): type of reporting person: other (OO); citizenship or place of organization: Sweden (V7); source of funds: other (OO); sole voting power 0; shared voting power 6,488,719; sole dispositive power 0; shared dispositive power 6,488,719; aggregate amount beneficially owned 6,488,719 (20.9% of the class)
- Paul Frankenius: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 6,488,719; shared voting power 0; sole dispositive power 6,488,719; shared dispositive power 0; aggregate amount beneficially owned 6,488,719 (20.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: TRISALUS LIFE SCIENCES, INC.
Address of issuer's principal executive offices: 6272 W 91st Avenue, Westminster, Colorado (CO), 80031
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 21, 2023 (the "Original Schedule 13D") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D. Unless amended or supplemented herein, the information in the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Frankenius Equity AB ("Frankenius Equity") and Paul Frankenius (collectively, the "Reporting Persons"). Frankenius Equity directly holds (i) 6,230,748 shares of Common Stock; (ii) 230,000 shares of Common Stock issuable upon conversion of shares of the Issuer's Series A Preferred Stock; and (iii) 27,971 shares of Common Stock issuable upon conversion of dividends within 60 days of this filing. Mr. Frankenius is the founder, a board member and the ultimate owner of Frankenius Equity. Mr. Frankenius has sole voting and sole dispositive power with respect to the securities held by Frankenius Equity and may be deemed to have beneficial ownership of the securities held by Frankenius Equity.
Residence or business address: The business address of the Reporting Persons is Box 984, 501 10 Boras, Sweden.
Present principal occupation or employment: Frankenius Equity is a limited company organized in Sweden focusing on domestic and international ventures. Paul Frankenius is a board member and ultimate owner of Frankenius Equity.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Frankenius Equity was organized in Sweden and Paul Frankenius is a citizen of Sweden.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original 13D is hereby amended and supplemented as follows:

On December 12, 2024, the Issuer entered into a securities purchase agreement with certain accredited investors (the "2024 PIPE Investors"), pursuant to which the Issuer agreed to issue and sell to the 2024 PIPE Investors in a private placement (the "2024 Private Placement") an aggregate of 251,885 shares of Common Stock at a price of $3.97 per share. The 2024 Private Placement closed on December 17, 2024. Frankenius Equity purchased 62,972 shares of Common Stock in the 2024 Private Placement, for total consideration of $249,998.84. The source of funds used to purchase the shares in the 2024 Private Placement was cash funded from the working capital of Frankenius Equity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A is incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 30,493,137 shares of the Common Stock issued and outstanding as of November 8, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024; (ii) 251,885 shares of Common Stock issued in the 2024 Private Placement; (iii) 230,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock; and (iv) 27,971 shares of Common Stock issuable upon conversion of dividends within 60 days of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A and Item 2 above is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer's Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Frankenius Equity AB: /s/ Paul Frankenius, By Paul Frankenius, Board Member and Ultimate Owner (12/19/2024)
- Paul Frankenius: /s/ Paul Frankenius, Paul Frankenius (12/19/2024)